CASH TRUST SERIES

                            Federated Investors Funds
                              5800 Corporate Drive
                       Pittsburgh, Pennsylvania 15237-7000

                                 January 9, 2002


EDGAR Operations Branch
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, Northwest
Washington, DC  20549

     RE: CASH TRUST SERIES (the "Registrant")
            Government Cash Series
                  Cash Series Shares
            Municipal Cash Series
                  Cash Series Shares
                  Cash II Shares
            Prime Cash Series
                  Cash Series Shares
            Treasury Cash Series
                  Cash Series Shares
                  Cash II Shares

Dear Sir or Madam:

     On behalf of the Registrant, I hereby submit this application for withdrawal of the Initial Registration Statement of Form N-1A which was filed on November 15, 2001, pursuant to the Securities Act of 1933 (the "Act"). The accession number of this filing was 0001056288-01-500299.

     This withdrawal is being made as a result of a business decision not to proceed with the new Registrant; therefore, please issue an order with respect to this application for withdrawal at the earliest date the Staff deems appropriate.

     Pursuant to the requirements of Rule 477(a) of the Act, the Assistant Secretary of the Registrant has signed this application for withdrawal of the Initial Registration Statement this 9th day of January, 2002.

     If you have any questions on this filing, please contact Joseph W. Kulbacki at (412) 288-6659.

                                          Very truly yours,

                                          /s/ Leslie K. Ross
                                          Leslie K. Ross
                                          Assistant Secretary